Mail Stop 4561

August 2, 2007

Mr. Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
30 Montgomery Street, Suite 501
Jersey City, NJ 07302-3821

      Re: Fundtech Ltd.
               Form 20-F for Fiscal Year Ended December 31, 2006
               Filed June 29, 2007
               File No. 000-29634

Dear Mr. Menachem:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Note 2. Significant Accounting Policies

j. Revenue recognition, page 11

1.   We note that you provide hosting services. Please explain how you recognize revenue under these arrangements including any set-up fees and provide reference to the accounting literature that supports your treatment. Also, please tell us how your current revenue recognition policy addresses these services.

2.   We note your disclosures on page 27, which indicate that you may grant extended payment terms to certain customers. Please explain to us how you consider these fees fixed or determinable in order to recognize revenue. Refer to paragraph 28 of SOP 97-2. As part of your response, tell us whether you have successfully collected under the original terms of agreements that provide for extended payment terms.

Note 7. Intangible Assets and Capitalized Software Development Cost, Net, page 21

3.   We note your classification of a "customer base" as an identifiable intangible asset.   Please explain your basis for determining that the customer base meets the criteria for recognition apart from goodwill. See paragraphs 39 and B165 of SFAS 141. In addition, please explain to us how your current intangible asset disclosures comply with paragraph 45 of SFAS 142.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief